UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at February 5, 2010

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: February 9, 2010

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL FILES RIGHTS OFFERING CIRCULAR AND
ANNOUNCES TIMETABLE FOR RIGHTS OFFERING

February 5, 2010, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that it has filed today on SEDAR a final rights offering circular (the "Rights Offering Circular") relating to the previously announced rights offering (the "Rights Offering"). The Rights Offering will result in gross proceeds of between approximately C$3.1 million or ZAR21.7 million and approximately C$5.3 million or ZAR37.1 million.

The record date for the Rights Offering will be February 19, 2010. Each registered holder of the Company's common shares on the record date will receive one right for each common share held. Four rights plus the subscription price of C$0.05 or ZAR0.35 (the "Subscription Price") will be required to subscribe for each common share under the Rights Offering. The rights may be exercised commencing February 24, 2010 and will expire at 5:00 p.m. (Toronto time) in Canada and 12h00 midday p.m. (South African time) in South Africa on March 19, 2010 (the "Expiry Time"). Holders of rights who exercise their rights in full will be entitled to purchase, at the Subscription Price, any common shares that are not otherwise subscribed for under the Rights Offering prior to the Expiry Time on a pro rata basis. Shareholders are directed to the Rights Offering Circular for further details on how to subscribe for common shares. Computershare Investor Services Inc. is the subscription agent in Canada, and Computershare Investor Services (Pty) Limited is the subscription agent in South Africa.

The Rights Offering is being made to holders of common shares in all of the provinces and territories of Canada, and in South Africa. Rights Offering materials will not be mailed to holders of common shares resident outside of Canada and South Africa ("Ineligible Shareholders"). Ineligible Shareholders will be sent a letter advising them that their rights certificates will be issued to and held by the subscription agent, which will hold those rights as agent for the benefit of all Ineligible Shareholders. The letter will outline the terms on which the Company may accept subscriptions from certain Ineligible Shareholders, other than holders resident in the United States.

The rights and common shares issuable upon the exercise of the rights will not be registered under the U.S. Securities Act and may not be offered or sold in the United States of America or any of its territories or possessions or to U.S. Persons. Accordingly, subscriptions will not be accepted from any security holder or transferee who is a U.S. Person or resident in the United States of America, its territories or possessions.

Rockwell will accept subscriptions from Ineligible Shareholders, other than holders resident in the United States, if they satisfy the subscription agent and Rockwell that such offering to and subscription by such holder or transferee is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such holder or transferee is resident. An Ineligible Shareholder in a jurisdiction other than the United States who meets these requirements and wishes to exercise rights must complete and deliver a request for exempt purchaser status, which will be provided in the materials sent to such shareholder.

After March 12, 2010 the subscription agent will attempt, on a commercially reasonable basis, to sell the rights of Ineligible Shareholders (other than those shareholders from whom Rockwell accepts subscriptions) over the facilities of the Toronto Stock Exchange. The subscription agent will mail cheques representing the net proceeds, without interest, from such sales.

As previously announced, the Company has entered into a stand-by purchase agreement pursuant to which the stand-by purchaser, Daboll Consultants Limited, will purchase at C$0.065 per share, 47.5 million common shares not otherwise purchased pursuant to the Rights Offering. If less than 47.5 million common shares are available for purchase by the stand-by purchaser in connection with its obligations related to the Rights Offering, the stand-by purchaser has agreed to purchase by way of private placement that many common shares which, when added to the number of common shares purchased by it in connection with its obligations related to the Rights Offering, would total 47.5 million common shares. The stand-by purchaser has the right to purchase up to a total of 53 million common shares through a combination of the Rights Offering and private placement. The obligations of the stand-by purchaser under stand-by purchase agreement are subject to certain conditions to closing.

The proceeds of the Rights Offering are planned to supplement funding available to implement further production efficiencies at currently producing operations and to modify and re-commission the Wouterspan plant, currently on care and maintenance, to a low cost high volume facility.

For further information, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements" or "forward-looking information" (together, referred to as "forward-looking statements"). Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guaranteed, and actual results may differ materially from those in the forward-looking statements. Investors are cautioned that any such statements are not guarantees.